                                                                   Exhibit 99.13
                                              (Exhibit (a)(1)(L) to Schedule TO)

Dear Preferred Shareholder :

We are pleased to announce that we have received, to date, written elections to accept the Offer of Conversion from more than 50% of the outstanding shares of the Class A preferred stock. Under the terms of the Offer of Conversion, acceptance of 50.0001% or more of the outstanding preferred shares will amend the Series A Preferred Stock Certificate of Designation to include an automatic conversion feature so that preferred shareholders who do not accept the Offer of
Conversion will have their preferred shares automatically converted to common shares after the expiration of the Offer of Conversion on December 31, 2003 at a
rate of 1 preferred share into 5 common shares.

For those preferred shareholders who have not yet made an election:

     o    If you elect not to accept the Offer of Conversion, and the Offer of
          Conversion concludes with the present acceptance level of at least
          50.0001%, your preferred shares will automatically convert to common shares after the expiration of the Offer of Conversion on December 31,
          2003 at a rate of 1 preferred share into 5 common shares. You will not receive any future dividends. Your accrued but unpaid dividends and interest through September 30, 2003 will be paid.
     o    If you elect to accept the Offer of Conversion, your preferred shares will be exchanged for common shares at a rate of 1 preferred share into 10 common shares. You will not receive any future dividends nor any accrued but unpaid dividends and interest.

For those shareholders who have previously elected NOT to accept the Offer, you can still change your election prior to the expiration of the Offer of
Conversion on December 31, 2003.

If you have already accepted the Offer of Conversion and we have received your written election, you do not need to do anything further to confirm your election to receive 10 common shares in exchange for each preferred share you own. Those shareholders who have previously elected to accept the Offer could elect to exercise their withdrawal rights, which could serve to reduce the acceptance level to below 50% if enough shareholders change their minds.

Because of the busy holiday season before us, we wanted to give you, our preferred shareholders, ample notice of the status of the Offer of Conversion since the 50.0001% tender threshold may be important to you as you make your decision.

As always, I remain ready to answer any questions you may have. If you have accepted or intend to accept the Offer, but have not yet submitted your preferred stock certificate, please contact me. I can be reached at 201-236-9311 ext. 211 or via e-mail at MLEVIN@MEDIASCIENCES.COM.

Sincerely,

Michael W. Levin
President and CEO

Date:  December 16, 2003